Act: 1933
Section:
Rule: 174
Public Availability: 6/12/2015



15007818

PE 6/12/2015

NO ACT

June 12, 2015

Received SEC

JUN 12 2015

Washington, DC 20549

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Monster Beverage Corporation and New Laser Corporation
Incoming letter dated June 12, 2015

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and New Monster will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- Old Monster's Exchange Act reporting history may be taken into account when determining New Monster's compliance with the current public information requirements in Rule 144(c)(1) under the Securities Act.

- New Monster may take into account Old Monster's reporting history under the Exchange Act in determining its eligibility to use Form S-3. Old Monster's reporting history under the Exchange Act may also be used in determining whether Old Monster "meets the requirements for use of Form S-3" within the meaning of Form S-4 and "satisfies the registrant requirements for use of Form S-3" within the meaning of Form S-8.

- The Division will not object if New Monster, as successor to Old Monster, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Old Monster Registration Statements on Form S-8 relating to the Assumed Benefit Plans, provided that the new Monster adopts the Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- New Monster may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

Our positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Mark F. Vilardo
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

June 12, 2015

**Mail Stop 4561**

John T. Owen
Jones Day
222 East 41st Street
New York, New York 10017-6702

**Re: Monster Beverage Corporation**
**New Laser Corporation**

Dear Mr. Owen:

In regard to your letter of June 12, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan A. Ingram
Deputy Chief Counsel

JONES DAY

222 EAST 41ST STREET • NEW YORK, NEW YORK 10017.6702
TELEPHONE: +1.212.326.3939 • FACSIMILE: +1.212.755.7306

DIRECT NUMBER: (212) 326-7874
JTOWEN@JONESDAY.COM

June 12, 2015

*Securities Exchange Act of 1934—Rules 12g-3(a) and 12b-2*
*Securities Act of 1933—Rule 144*
*Securities Act of 1933—Forms S-3, S-4, and S-8*
*Securities Act of 1933—Rule 414*
*Securities Act of 1933—Section 4a(3) and Rule 174*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Monster Beverage Corporation and New Laser Corporation

Ladies and Gentlemen:

We are counsel for Monster Beverage Corporation, a Delaware corporation ("Old Monster"), and are requesting the advice of the staff (the "Staff") of the Office of Chief Counsel, Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") on behalf of Old Monster with respect to a number of succession-related matters under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), arising out of Old Monster's proposed plan to (1) engage in a holding company reorganization (the "Reorganization") and (2) following the consummation of the Reorganization, acquire KO Energy (as defined below) and dispose of Monster Non-Energy (as defined below) (collectively, the "Asset Transfers").

Background Information

Old Monster

Old Monster was incorporated in Delaware in 1990. Old Monster is authorized to issue 240,000,000 shares of common stock, par value $0.005 per share (the "Common Shares"). As of May 15, 2015, there were 211,626,265 Common Shares issued, of which, 41,451,193 Common Shares are held by Old Monster in its treasury and 170,175,072 Common Shares are outstanding, and 10,321,053 shares are reserved for issuance under its equity compensation plans. Old

Monster is a reporting company under the Exchange Act,[1] and the Common Shares are listed on NASDAQ under the symbol "MNST." Other than the Common Shares and except for securities issued and outstanding under the Assumed Benefit Plans (as defined below), which consist entirely of options to purchase common stock and restricted stock units, Old Monster has no additional issued and outstanding securities. Furthermore, the Common Shares are the only class of securities with respect to which Old Monster has a reporting obligation under the Exchange Act. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and Old Monster is a large accelerated filer under Exchange Act Rule 12b-2 and has timely filed all reports required to be filed by it under the Exchange Act.

Old Monster markets and distributes energy drinks and alternative beverages, including Monster Energy® brand energy drinks. For the years ended December 31, 2014 and 2013, Old Monster had net sales of $2.5 billion and $2.2 billion, respectively, and net income of $483 million and $339 million, respectively. At March 31, 2015, Old Monster had no debt, total current assets of $1.8 billion and total current liabilities of $549.3 million and, as of May 26, 2015, Old Monster's aggregate market capitalization was $22.0 billion.

Overview of the Transaction

On August 14, 2014, Old Monster announced that it had entered into definitive agreements providing for a long-term strategic relationship in the global energy drink category with The Coca-Cola Company ("TCCC").

In connection with the proposed transactions, Old Monster formed a direct, wholly owned subsidiary, New Laser Corporation, a Delaware corporation ("New Monster"), and caused New Monster to form a direct, wholly owned subsidiary, New Laser Merger Corp., a Delaware corporation ("Merger Sub"). Each of New Monster and Merger Sub has a nominal amount of stock outstanding, has no assets and currently conducts no business.

In connection with the Reorganization, the Asset Transfers and the other transactions entered into in connection therewith and described below (collectively, the "Transactions"), Old Monster, New Monster, Merger Sub, TCCC and European Refreshments, a wholly owned subsidiary of TCCC, entered into a Transaction Agreement, and Old Monster, New Monster and TCCC entered into an Asset Transfer Agreement. Pursuant to such agreements, Old Monster will affect the Reorganization by merging Merger Sub into Old Monster pursuant to Section

[1] We note that Old Monster has been a reporting company under the Exchange Act since April 25, 1990, but prior to December 21, 2011, it filed such reports under the name of "Hansen Natural Corp."

251(g) of the General Corporation Law of the State of Delaware (the "DGCL"), with Old Monster surviving as a wholly owned subsidiary of New Monster. In the merger, each outstanding Common Share will be converted into one share of New Monster's common stock, par value $0.005 per share (collectively, the "New Monster Common Shares").

In addition, immediately after the effective time of the merger, (1) New Monster will issue to TCCC newly issued New Monster Common Shares, representing approximately 16.7% of the total number of issued and outstanding New Monster Common Shares (giving effect to such issuance) (the "New Monster Issuance"), (2) TCCC will transfer all of its rights in and to its worldwide energy drink business ("KO Energy") to New Monster, (3) Old Monster will transfer all of its rights in and to its non-energy drink business ("Monster Non-Energy") to TCCC, (4) Old Monster and TCCC will amend the distribution coordination arrangements existing between them to govern the transition of third parties' rights to distribute New Monster's energy products in most territories in the U.S. to members of TCCC's distribution network, and (5) TCCC or one of its subsidiaries will make a net cash payment to Old Monster of $2.15 billion.

Following the Transactions, TCCC will have various rights and be subject to various restrictions with respect to its equity ownership in New Monster, including the right to nominate two directors (reduced to one upon the earlier of (1) 36 months after the closing of the Transactions and (2) TCCC's equity interest in New Monster exceeding 20% of the outstanding New Monster Common Shares) to New Monster's Board of Directors, one of whom will be an executive officer of TCCC.

Upon completion of the Transactions, Old Monster intends to (1) cause NASDAQ to file a Form 25 with the Commission to deregister the Common Shares under Section 12 of the Exchange Act and (2) file a Form 15 with the Commission to immediately suspend its reporting obligations under Section 15(d) and 12(g) of the Exchange Act with respect to the Common Shares. Old Monster will comply with its reporting obligations under the Exchange Act with respect to Common Shares until the filing of such Form 15. After the closing of the Transactions, New Monster, for the reasons discussed below and subject to confirmation by the Staff, will be considered a successor to Old Monster under Rule 12(g)-3(a) of the Exchange Act. New Monster's Common Shares will be listed on NASDAQ under the ticker symbol "MNST" and therefore will be registered under Section 12(b) of the Exchange Act. Accordingly, New Monster will be subject to the reporting requirements under Section 13(a) of the Exchange Act. Upon completion of the Transactions, it is expected that there will be approximately 250 holders of record of the New Monster Common Shares.

The Reorganization

Upon consummation of the Reorganization, Old Monster will be a direct, wholly owned subsidiary of New Monster, New Monster will change its name to "Monster Beverage Corporation" and Old Monster will also change its name. Following the consummation of the Reorganization (but prior to the consummation of the Asset Transfers and the New Monster Issuance), each of Old Monster's shareholders will hold the same percentage ownership interest in New Monster and be in the same economic position as immediately before the Reorganization.

The Reorganization will be effected by action of the Board of Directors of Old Monster without a vote of the shareholders of Old Monster pursuant to Section 251(g) of the DGCL. Section 251(g) was enacted in order to permit a Delaware corporation to reorganize by merging with or into a direct or indirect wholly owned subsidiary of a holding company without shareholder approval, and the statute contains provisions intended to ensure that the rights of the shareholders are not changed by or as a result of such reorganization. The Reorganization complies with these requirements. Upon consummation of the Reorganization, New Monster will have the same certificate of incorporation (except with respect to certain technical matters required by Section 251(g)), by-laws and officers that Old Monster had immediately prior to the Reorganization.

New Monster will also assume all of Old Monster's obligations with respect to shares, awards and interests under the Hansen Natural Corporation Amended and Restated 2001 Stock Option Plan, the Hansen Natural Corporation 2009 Stock Incentive Plan for Non-Employee Directors and the Hansen Natural Corporation 2011 Omnibus Incentive Plan (collectively, the "Assumed Benefit Plans"), all of which are covered by currently effective Registration Statements on Form S-8[2]. In connection with the assumption by New Monster of the obligations of Old Monster under the Benefit Plans, each award or interest with respect to the Common Shares under the Assumed Benefit Plans will be converted into an award or interest with respect to the same number of New Monster Common Shares, with the same terms and conditions as the corresponding current award or interest.

---

[2] We note that the Commission file numbers of the currently effective Registration Statements on Form S-8 related to the Assumed Benefit Plans are 333-174614, 333-170713 and 333-112482. With respect to the remainder of Old Monster's effective Registration Statements on Form S-8, on May 26, 2015, Old Monster filed post-effective amendments to terminate the offerings thereunder.

The Reorganization will not result in the recognition of income or gain for federal income tax purposes by the shareholders of Old Monster. Appraisal rights are not available to shareholders of Old Monster in connection with the Reorganization.

The Other Transactions

As described above, following consummation of the Reorganization, Old Monster and TCCC will consummate the other Transactions, including the Asset Transfers and the New Monster Issuance. No vote of the shareholders of Old Monster or, following consummation of the Reorganization, New Monster is required to authorize the other Transactions and no appraisal rights will be available with respect to such Transactions.

In the New Monster Issuance, approximately 34,016,595 New Monster Common Shares will be issued to TCCC. As a result, based upon the number of Common Shares outstanding as of April 8, 2015, a total of 204,193,310 New Monster Common Shares would be outstanding after consummation of the New Monster Issuance. The New Monster Common Shares to be issued to TCCC will be issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

Reasons for Choice of Structure

The Transaction is structured in a substantially similar fashion to the holding company reorganization and acquisition (the "HoldCo Structure") outlined in the *Mylan Inc. (available February 18, 2015), GrafTech Int'l Ltd. (available November 4, 2010)* and *World Access, Inc. (available October 28, 1998)* no action letters. In the HoldCo Structure, the predecessor company organizes a wholly owned subsidiary (the "HoldCo"), which in turn organizes a merger subsidiary to merge with and into the predecessor company, resulting in the HoldCo becoming the parent company of the predecessor company at the effective time of the transaction. In addition, in these types of HoldCo Structure transactions, the HoldCo acquires another business or businesses at the effective time of the transaction. Similar to the HoldCo Structure, Old Monster formed an indirect, wholly owned subsidiary, New Monster, and caused New Monster to form a wholly owned merger subsidiary, Merger Sub, for the purpose of merging with and into Old Monster at the effective time of the Transactions. In addition, at the closing of the Transactions, the Asset Transfers will be consummated. Old Monster believes that the structure of the Transactions provides important and valuable strategic benefits, as described further below and in the New Monster Registration Statement (as defined below).

Old Monster could have effected the Transactions (other than the Reorganization) by, for example, simply establishing a new wholly owned subsidiary of Old Monster and entering into agreements providing for the direct acquisition of KO Energy and disposition of Monster Non-Energy to TCCC. Neither Asset Transfer, separate or together, would have required a vote of the shareholders of Old Monster, who would have retained their respective shareholdings in Old Monster. In such a structure, TCCC would have received the same number of shares of common stock and ownership percentage in Old Monster as it will receive in New Monster under the current structure, and the shareholders of Old Monster would, following consummation, continue to be shareholders of a public holding company (Old Monster) that owned KO Energy and no longer owned Monster Non-Energy. In addition, Old Monster would have filed a Form 8-K describing the applicable Transactions and providing historical financial information for KO Energy, as well as pro forma financial information for the newly combined entity. In this situation, there would be no actual "succession," because the Common Shares would remain registered under the Exchange Act, Old Monster would retain its reporting history for all of the purposes for which relief is sought for New Monster in this letter and Old Monster would remain eligible for the use of Forms S-3, S-4 and S-8. In either transaction structure, Old Monster would be the acquirer for accounting purposes.

Although the alternative structure described immediately above raises no succession issues, it has the disadvantage of making the issuance of Common Shares in exchange, in part, for KO Energy, taxable to TCCC. The Reorganization and simultaneous acquisition of the worldwide KO energy business form TCCC in exchange for New Monster Common Shares, taken together, will allow TCCC to transfer its KO Energy business to New Monster on a tax free basis. This tax benefit was taken into account in negotiating the final terms of the Transactions to the benefit of the Old Monster shareholders.

Effect on Business and Structure of Company

The Transactions, taken together, will expand the size of the business currently conducted by Old Monster; however, the Asset Transfers will neither fundamentally alter the nature of the core business currently conducted by Old Monster nor represent the entry by Old Monster into a new line of business. The business operated by New Monster will be essentially the same business currently operated by Old Monster, except for the addition of additional energy drink brands and the disposition of a non-core business that represented only 6.1% and 6.8% of net sales for the years ended December 31, 2014 and 2013, respectively. As a result, the Transactions, while clearly beneficial to Old Monster, will not have a material effect on the way that investors view the fundamental business of Old Monster and will not fundamentally alter the nature of the material risks attendant to the business currently conducted by Old Monster. As noted above, Old Monster will be the acquirer in the Transactions for accounting purposes.

Moreover, because Old Monster and the business conducted by KO Energy are related to the energy drink and alternative beverage business, Old Monster believes that the risks of investing in the New Monster Common Shares will not differ materially from the risks of investing in the Common Shares, other than the risks associated with the Transaction and certain other risks specified in the New Monster Registration Statement.

Immediately following the Transactions, the legacy business of Old Monster will continue to comprise the most substantial portion of New Monster's business. The following table summarizes (in thousands) certain unaudited pro forma financial information as of and for the twelve months ended December 31,2014, as set forth in Amendment No. 3 to the New Monster Registration Statement or that is derived therefrom and is provided solely to demonstrate the approximate allocation of New Monster's net sales, net income and adjusted total current assets.

| | Old Monster Historical | Pro Forma | Old Monster Percentage of Pro Forma New Monster |
|---|---|---|---|
| Net Sales | $ 2,464,867 | $ 2,671,928 | 92% |
| Net Income | $ 483,185 | $ 604,236 | 80% |
| Adjusted Total Assets[1] | $ 1,938,875 | $ 2,505,953 | 77% |

[1] Presented as total assets, net of pro forma adjustments for cash and cash equivalents (of $1.3 billion), transaction receivables (of $625.0 million), deferred income taxes (of $208.6 million) and goodwill (of $1.2 billion). For purposes of this letter, these pro forma adjustments have been excluded because they are attributable to the transaction structure and do not reflect the assets to be acquired with the KO Energy business. In particular, we note that excluded goodwill reflects the excess of the purchase price consideration over the total value of the assets acquired in the Transactions.

With respect to management structure, the executive officers and directors of New Monster substantially will be the same as the current executive officers and directors of Old Monster. In this regard, as described above, upon completion of the Transactions, the directors of Old Monster immediately prior to the Transactions will become the directors of New Monster and two additional directors to the New Monster board of directors will be nominated by TCCC. In addition, Old Monster's senior management will constitute the senior management of New

Monster upon the completion of the Transactions. In short, New Monster will (other than the two directors to be appointed by TCCC) have the same directors and executive officers and the same NASDAQ trading symbol as Old Monster has today, and its business will remain substantially similar. Old Monster's public disclosures regarding the Transactions to date have been consistent with the substantive effect of the Transactions described herein.

Information to be Available Concerning the Transactions and New Monster

The material terms of the Transactions are described in a Current Report on Form 8-K filed by Old Monster on August 14, 2014. In addition, as a result of the legal form of the Transactions, New Monster has filed a Registration Statement on Form S-4 (the "New Monster Registration Statement") to register under the Securities Act the New Monster Common Shares to be issued in the Reorganization to those persons who hold Common Shares immediately prior to consummation of the Reorganization, which was declared effective by the Commission on May 11, 2015. The New Monster Registration Statement contains (including, with respect to Old Monster, through incorporation by reference, as discussed in more detail below) a detailed description of the Reorganization, the New Monster Issuance and the Asset Transfers, descriptions of the businesses of Old Monster and KO Energy, a description of certain risks related to the Transactions, historical financial information of each entity, pro forma financial information for the combined entity, information with respect to the directors and officers of Old Monster and New Monster and their compensation and a description of the securities of New Monster. In this regard, we note that Old Monster has requested and, in letters dated September 30, 2014 and December 10, 2014, respectively, the Staff (through the Office of the Chief Accountant) has indicated that it would not object to, (1) the presentation, in a Form 8-K and the New Monster Registration Statement, of abbreviated financial statements, rather than full "carve out" financial statements, for KO Energy and (2) the presentation of selected financial data for KO Energy in the New Monster Registration Statement limited, at least initially, to the periods to be presented in such abbreviated financial statements. This relief was requested by Old Monster because of the nature of the Transactions and, in particular, the fact that the acquisition of KO Energy by New Monster is structured as a purchase of assets and such assets were not held by TCCC as a separate division or subsidiary and, therefore, full carve-out financial statements would not have been available without unreasonable expense or delay. While the financial information to be presented with respect to the KO Energy business is abbreviated, we believe that such information is sufficient for investors to evaluate the KO Energy business and the business of New Monster (of which, Old Monster will be the accounting acquiror) following the Transactions. We further note that Old Monster would have requested the same accommodation to present abbreviated financial statements if the Transactions had been structured without the Reorganization and, as a result, such financial statements would have been presented only in a

Form 8-K. In summary, the information that will be available concerning Old Monster, New Monster, KO Energy and the Transactions is at least as extensive as the information that would be available if Old Monster were to acquire KO Energy directly and file a Form 8-K.

New Monster will also file a Form 8-K reporting the consummation of the Transactions no later than four business days following the closing of the Transactions, including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required by Item 9.01 of Form 8-K (within 71 days after the filing of the initial Form 8-K reporting the closing of the Transactions, in accordance with the requirements of Item 9.01) and, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Transactions, New Monster will be obligated to file reports under the Exchange Act.

Synopsis of Request for Relief

We respectfully request that the Staff concur with the following conclusions, each of which is discussed more fully under the heading "Request" below.

(a) Rules 12g-3(a) and 12b-2. The Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the New Monster Common Shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Reorganization, and that New Monster, as successor to Old Monster, will be deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

(b) Current Public Information Under Rule 144. New Monster, upon consummation of the Transactions, may include Old Monster's reporting history and status in determining whether New Monster meets the current public information requirements in Rule 144(c)(1).

(c) Forms S-3, S-4 and S-8. New Monster, after consummation of the Transactions, can take into account the activities, reporting history and status of Old Monster prior to the Transactions in determining whether the requirements as to the use of Form S-3 have been met, whether New Monster "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act, and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8 under the Securities Act.

(d) Rule 414. Old Monster's Registration Statements on Form S-8 relating to the Assumed Benefit Plans should be deemed to be corresponding registration statements of New Monster as the successor issuer for the purpose of continuing the offerings described therein pursuant to Rule 414, and New Monster may file post-effective amendments to such registration statements as contemplated by Rule 414(d).

(e) Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b). As a result of the succession-related factors described above, in accordance with Rule 174(b) under the Securities Act, New Monster need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

We note that the Staff has granted relief similar to that requested in this letter in comparable circumstances including in similar holding company reorganization transactions. *See, generally, Mylan Inc., supra., Tower Group, Inc. (available December 7, 2012), Eaton Corporation (available November 8, 2012), Pentair, Inc. (available September 20, 2012), ADA-ES, Inc. (available March 15, 2012), Jazz Pharmaceuticals, Inc. (available January 12, 2012), MGP Ingredients, Inc. (available October 11, 2011), Interactive Intelligence, Inc. (available April 27, 2011), HCA, Inc. (available November 22, 2010) GrafTech Int'l, supra., Willbros Group, Inc. (available February 27, 2009), Weatherford International Ltd. (available January 14, 2009), Pediatrix Medical Group, Inc. (available December 22, 2008) Otter Tail Corporation (available December 19, 2008), Mentor Corporation (available September 26, 2008) and Dollar Tree Stores, Inc. (available February 20, 2008).*

Request

Rules 12g-3(a) and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the New Monster Common Shares) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Old Monster Common Shares), then the unregistered securities will be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions.

Although the definition of "succession" in Rule 12b-2 under the Exchange Act contemplates "the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer," and not a holding company reorganization *per se*, it is clear from the no-action positions that the Staff has taken in the past that the Reorganization constitutes a succession for the purposes of Rule 12g-3(a) under the Exchange Act. *See, Mylan Inc., supra, World Access, Inc., supra., Pediatrix Medical Group*

*Inc., supra, Dollar Tree Stores, Inc., supra, Roper Industries, Inc. (available July 19, 2007), Hecla Mining Company (available October 31, 2006), Matria Healthcare, Inc. (available February 10, 2005) and GrafTech Int'l. Ltd., supra.*

These various holding company reorganization structures include the structures detailed in the *Mylan Inc., GrafTech Int'l. Ltd.* and *World Access, Inc.* no-action letters that, in each case, involved a HoldCo Structure and the acquisition of a company or companies thereafter, which structure, as indicated above, is substantially similar to the structure of the Transactions. Given that the structure of the Transactions is substantially similar to structures in which the Staff has previously granted relief under Rule 12g-3(a), we believe that, if the Transactions are consummated, New Monster should be deemed the successor to Old Monster given the fact that the Transactions will not fundamentally alter the nature of the business currently conducted by Old Monster and the detailed information that is and will be available regarding the Transactions, Old Monster, New Monster and the business of KO Energy.

We note that the express wording of Rule 12g-3(a)(2) provides that such deemed registration would not occur if the class of securities issued would be held of record by fewer than 300 persons. As of May 15, 2015, Old Monster had 243 record holders. However, we believe that the application of Rule 12g-3(a) is appropriate notwithstanding the fact that New Monster will have fewer than 300 record holders upon consummation of the Transactions and the Staff has granted no-action relief from the 300 record holder threshold of Rule 12g-3(a)(2) in a number of successor situations. *See, e.g., Horizon Pharma, Inc.* (*available September 10, 2014*), *Endo Health Solutions, Inc.* (*available February 28, 2014*), *Tower Group, Inc., supra, Jazz Pharmaceuticals, Inc., supra, Galileo Holding Corp.* (*available December 19, 2008*), *Harveys Casino Resorts* (*available October 31, 2000*), *IPC Information Systems, Inc.* (*available May 20, 1999*) and *American Eagle Outfitters, Inc.* (*available March 29, 1999*). *See also* Section 250.02 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations. Like many other companies, although New Monster will have fewer than 300 record holders, New Monster will continue to be widely held following the Transactions by several thousand beneficial owners. In our opinion, the application of Rule 12g-3(a) to the Transactions even though New Monster will have fewer than 300 record holders is consistent with the relief that the Staff has granted in similar circumstances as well as the protection of investors. Accordingly, it is our opinion that Rule 12g-3(a) should be available to New Monster, notwithstanding Rule 12g-3(c)(2).

Additionally, eligibility for relief under Rule 12g-3(a) should not be impacted by the fact that KO Energy is not a public company whose equity securities are registered under the Exchange Act. As described above, Old Monster could have chosen to effect the Transactions by a more typical direct acquisition structure, such as an asset purchase, which would not have raised any issues regarding "successor" registration. This alternative structure would have resulted in a consolidated business identical to the business that will be operated by New Monster following the Transactions, but would not have provided the strategic benefits of the Transactions as structured. To deny relief under Rule 12g-3(a) would penalize Old Monster for structuring the Transactions in a manner that it believes is in the best interests of the company and its shareholders. Moreover, the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the security holders of the predecessor" (see Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), and to deny the application of Rule 12g-3(a) to the issuance of New Monster Common Shares in the Transactions would have the effect of creating such a gap in the Exchange Act protections for Old Monster's shareholders, solely because Old Monster chose to structure the Transactions in a manner that it believes is in the company's best interests.

In such a case, Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed registered. *See, e.g., Tim Hortons Inc. (available September 9, 2009), Weatherford International Ltd., supra, Willbros Group, Inc., supra, Mentor Corporation, supra, Aether Systems, Inc, (available April 26, 2005), Russell Corporation (available March 18, 2004), Adolph Coors Company (available April 25, 2003), and Doskocil Cos. Inc. (available March 24, 1995).* New Monster will file such a Form 8-K promptly following the effective time of the Reorganization.

Old Monster is a large accelerated filer as defined by Rule 12b-2 under the Exchange Act. Because New Monster will be the successor issuer to Old Monster, we believe New Monster should be deemed a large accelerated filer. The Staff has taken the position on prior occasions that a successor issuer would be a successor to its predecessor's status as a large accelerated filer under Rule 12b-2 under the Exchange Act. *See, e.g., Tim Hortons Inc., supra, Willbros Group, Inc., supra, Aether Systems, Inc., supra GrafTech Int'l. Ltd., supra. and Mylan, Inc., supra.*

Based on the foregoing, we respectfully request that the Staff concur in our opinion that, upon consummation of the Reorganization, the New Monster Common Shares should be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that New Monster, as successor to Old Monster, should be deemed a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

Rule 144

Affiliates of New Monster who desire to sell New Monster Common Shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. The purpose of Rule 144(c)(1) is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Immediately after the Reorganization, New Monster will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth below under "Forms S-3, S-4 and S-8," we believe that Old Monster's reporting history should be taken into account for purposes of determining whether New Monster satisfies the Rule 144(c)(1) eligibility requirements since strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in reports filed by Old Monster and the New Monster Registration Statement and any Exchange Act reports to be filed by New Monster after the closing of the Transactions. In these circumstances, we believe that there will be information available covering New Monster that is both adequate and current for purposes of Rule 144(c)(1). In addition, since New Monster will be the accounting acquirer in the Transactions, the historical financial results of New Monster will be those of Old Monster, which have continued to be available on a current basis through Old Monster's Exchange Act reports. The Staff has taken similar positions in the context of various holding company reorganizations and similar transactions. *See, e.g., Mylan Inc., supra., Endo Health Solutions Inc., supra, Perrigo Co., (available December 17, 2013), Actavis, Inc., (available September 30, 2013), Starburst II, Inc. and Sprint Nextel Corp., (available July 3, 2013), Tower Group, supra, Eaton Corp., supra, GrafTech Int'l. Ltd., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra., Dollar Tree Stores, Inc., supra, and World Access, Inc., supra*. Similar to the *Mylan Inc.* letter, the proposed Transactions contemplate the acquisition of a carve-out business of a public company, and the proposed Transactions are otherwise substantially similar to the Transactions described in the other no-action letters cited above. The fact that the KO Energy business does not have securities registered under the Exchange Act should not prevent New Monster from taking into account Old Monster's reporting history under the Exchange Act prior to the Reorganization to determine whether New Monster has complied with the current public information requirements of Rule 144(c)(1) following the Reorganization, particularly given the detailed information that is and will continue to be available regarding the KO Energy business.

Based on the foregoing, we respectfully request that the Staff concur with our opinion that Old Monster's reporting history under the Exchange Act prior to the Reorganization should be taken into account in determining whether New Monster has complied with the current public information requirements of Rule 144(c)(1) following the Reorganization.

Forms S-3, S-4 and S-8

General instruction I.A.7 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction I.A.1, 2, 3 and 5 to Form S-3 if (1) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (2) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. Old Monster currently meets the eligibility conditions of Form S-3 and will do so through consummation of the Transactions.

As described in more detail under "Reasons for Choice of Structure," the Transactions are structured in a substantially similar fashion to a Holdco Structure. This structure has substantively the same effect as Old Monster acquiring the KO Energy business in a holding company reorganization, similar to the structures detailed in the *Mylan Inc., GrafTech Int'l. Ltd.* and *World Access, Inc.* no-action letters that, in each case, involved a holding company reorganization and the acquisition of a company or companies contemporaneously. Old Monster also could have chosen to effect the Transactions by simply acquiring the KO Energy business under an asset purchase agreement under which the disposal of the Monster Non-Energy business would also occur. Under this alternative transaction structure, where there would be no "succession" within the meaning of Rule 12g-3(a), the Common Shares would remain registered under the Exchange Act, Old Monster would retain its reporting history for all purposes and, as a result, Old Monster would remain eligible to use Form S-3. Under both structures, however, (1) the KO Energy business to be operated following the Transactions, on a consolidated basis, would be identical, (2) the publicly-reported information concerning the KO Energy business, the Transactions, and the combined business of Old Monster and the KO Energy business would be identical, and (3) the ultimate outcome of the Transactions from an ownership perspective would be identical —upon consummation of the Transactions, the former Old Monster shareholders and TCCC would own approximately 83.3% and 16.7%, respectively, of the shares of the combined business. Additionally, under both structures, Old Monster would be the accounting acquirer of the KO Energy business for purposes of U.S. generally accepted accounting principles.

As a result of the structure of the Transactions, for accounting purposes, Old Monster will be treated as if it were the acquirer and will be the continuing reporting entity. New Monster is a "business combination related shell company" as defined in Rule 405 of Regulation C,[3] and based on applicable accounting guidance (including FASB Accounting Standards Codification (ASC) Topic 805, "*Business Combinations*"), Old Monster is the accounting acquirer.[4] The Financial Reporting Manual (the "FRM") of the Division provides that "[i]f a shell company acquires an operating entity in a transaction accounted for as the acquisition of a shell company by the operating entity (i.e., the shell company is the legal acquirer, but the accounting acquiree) the transaction is a reverse recapitalization of the operating entity . . . ." *See FRM Section 2005.7.* The FRM further provides that:

> "For accounting purposes, *the legal acquiree is treated as the continuing reporting entity* that acquired the registrant (the legal acquirer). Reports filed by the registrant after a . . . reverse recapitalization should parallel the financial reporting required under GAAP — *as if the accounting acquirer were the legal successor to the registrant's reporting obligation as of the date of the acquisition." See FRM Section 12210.1 [emphasis added].*

In light of this analysis, our opinion is that New Monster may take into account the activities, reporting history and status of Old Monster prior to the consummation of the Reorganization in determining whether the requirements as to the use of Form S-3 have been met by New Monster and in determining whether New Monster "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act, and "satisfies the registrant requirements for use of S-3," as such phrase is used in the

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[3] Rule 405 of Regulation C defines a "shell company" as an entity "that has no or nominal operations and either: (a) no or nominal assets, (b) assets consisting solely of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets." Rule 405 also defines a "business combination related shell company" as a shell company that is "[f]ormed by an entity that is not a shell company solely for the purpose of completing a business combination transactions . . . among one or more entities other than the shell company, none of which is a shell company." We note that, to date, New Monster has not conducted any material activities other than those incident to its formation and that, as of December 31, 2014, New Monster had no assets.

[4] ASC 805-10-55-15 provides that "[a] new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer . . . ." Applying the guidance in ASC 805: (a) New Monster should not be deemed the acquirer in the Transactions, as it is a new entity formed to effect a business combination, with no significant pre- combination activities, that did not transfer any cash, other assets or incur liabilities as consideration for the business combination; and (b) Old Monster is the acquirer.

General Instructions of Form S-8 under the Securities Act. The resulting accounting and reporting treatment of the Transactions is no different than if Old Monster had chosen to structure the transaction as a typical reverse triangular merger, with Old Monster retaining its reporting history and eligibility to use Form S-3. Not permitting New Monster to take into account Old Monster's reporting history and status for determining New Monster's Form S-3 eligibility would elevate the form of the Transactions over the substance.

It is our opinion that the eligibility of New Monster for short-form registration following the Transactions is appropriate because, among other things:

- Old Monster is the accounting acquirer in the Transactions;
- Old Monster has been an Exchange Act reporting company since April 25, 1990, is a large accelerated filer and is in compliance with its reporting obligations under Section 13(a) of the Exchange Act;
- The New Monster Registration Statement filed in connection with the Transactions include detailed and extensive information concerning the Transactions, the KO Energy business and related matters;
- The Transactions will not fundamentally alter the nature of the business currently being conducted by Old Monster or the extent of information available to investors related to Old Monster because Old Monster and the KO Energy business are both engaged in the energy drink and alternative beverage business, and New Monster's business will remain focused on the same, including as a result of the disposition of the Monster Non-Energy business; and
- Except for the two new directors to be appointed by TCCC, the executive officers and directors of New Monster will be the same as the current executive officers and directors of Old Monster.

Moreover, the purpose of short-form registration is to eliminate unnecessary duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that there would be no meaningful difference between the disclosure available to investors in Form S-3 filed by New Monster and the disclosure required by Form S-1. Specifically, any Form S-3 filed by New Monster prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference:

- The Form 8-K filed by New Monster reporting consummation of the Transactions, which will include the financial statements and pro forma information required under Item 9.01 of Form 8-K;

- Exchange Act filings by Old Monster containing all financial information required by Regulation S-X for periods prior to consummation of the Transactions as well as detailed information concerning Old Monster's business and management's discussion and analysis of Old Monster's financial condition and results of operations;

- The portions of the New Monster Registration Statement containing all financial information required by Regulation S-X for the KO Energy business and the historic management's discussion and analysis of the KO Energy business's financial condition and results of operations, as well as detailed information concerning the KO Energy business;[5] and

- The portions of the New Monster Registration Statement containing pro forma financial information and New Monster's risk factors and descriptions of the KO Energy business and the New Monster Common Shares.

In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same.

In addition, as noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." Old Monster is widely followed by investors and analysts, has a total market capitalization of approximately $22.0 billion, as of May 22, 2015, has a trading volume approaching an average of 1.1 million shares per day and has been an Exchange Act reporting company for over 20 years. We believe that widespread investor and analyst following will continue for New Monster. The purpose of short-form registration is to also "enhance a company's ability to access the public securities markets" as described by the Commission in Securities Act Release No. 33-8878. Indeed, if Old Monster lost its reporting history (in the form of New Monster), it could seriously and adversely affect its ability to

[5] While the historical financial statements for the KO Energy business are abbreviated in nature, as described above, we do not believe that this presentation materially impairs the information available to securityholders, investors and the marketplace.

opportunistically access the capital markets, a penalty that should not result from a focus on the form, rather than the substance, of the Transactions.

Permitting New Monster to take into account Old Monster's reporting history and status prior to the Transactions for determining New Monster's Form S-3 eligibility would be consistent with the Staff's positions in the *Mylan Inc., Endo Health Solutions, Tower Group Inc., Jazz Pharmaceuticals, and Graftech Int'l Ltd.* no-action letters. In those letters, former shareholders of the Exchange Act-reporting acquiror were expected to hold approximately 78%, 77%, 76%, 77% and 83%, respectively, of the combined company's shares. Immediately following consummation of the Transactions, the percentage ownership by former Old Monster stockholders of the outstanding New Monster Common Shares will be on a substantially similar level (approximately 83%) as was the case in the cited no-action letters.

Accordingly it is our opinion that, after consummation of the Transactions, New Monster can take into account the activities, reporting history and status of Old Monster prior to the Transactions in determining whether the requirements as to the use of Form S-3 have been met, whether New Monster "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act, and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8 under the Securities Act. The Staff has taken similar positions with respect to the satisfaction of the eligibility conditions of Form S-3 and the ability to incorporate by reference into Form S-4 in the context of transactions similar to the Transactions. *See, e.g., Mylan Inc., supra, Eteris B.V., Applied Materials, Inc. and Tokyo Electron Limited, (available September 29, 2014), Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Pentair, Inc., supra, Jazz Pharmaceuticals, Inc., supra, Duke Energy Corp. (available March 30, 2006), Friedman, Billings, Ramsey Group Inc. (available March 25, 2003), ConocoPhillips (available August 23, 2002), Kerr-McGee Corporation (available July 31, 2001), AOL Time Warner Inc. (available November 15,2000) and NSTAR, (available July 29, 1999).*

Rule 414

Rule 414 under the Securities Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, then an existing effective registration statement of the predecessor may be deemed to be the effective registration statement of the successor for the purpose of continuing the offering covered by such registration statement.

With two exceptions, the Reorganization will satisfy the conditions enumerated in Rule 414. The first exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, New Monster will not *directly* acquire all of the assets and assume all of the liabilities and obligations of Old Monster. However, consistent with the spirit of Rule 414, New Monster will *indirectly* acquire all such assets and assume all such liabilities. We believe satisfaction of the spirit of the rule, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b).

The second exception is Rule 414(c), which would require shareholder approval of the Reorganization following the solicitation of proxies pursuant to Section 14(a) of the Exchange Act or the furnishing of information pursuant to Section 14(c) of the Exchange Act. As noted above, because shareholder approval of the Reorganization is not required pursuant to Section 251(g) of the DGCL, Old Monster does not intend to seek such approval and therefore will not need to solicit proxies or provide such information, although New Monster will provide the New Monster Registration Statement to the holders of Common Shares prior to the consummation of the Reorganization and New Monster will timely file a report on Form 8-K describing the Reorganization following its consummation. We believe the failure to meet the technical requirements of Rule 414(c) is not material and should not affect the application of Rule 414 because, in substance, the effect of a holding company reorganization is similar to a change of form of organization pursuant to successions that meet the requirements of Rule 414(c).

With the noted exceptions, New Monster will substantially comply with the conditions of Rule 414, including by filing an amendment to the existing effective Old Monster Registration Statements on Forms S-8 relating to the Assumed Benefit Plans adopting such registration statements as its own pursuant to Rule 414(d).

Based on the foregoing, we respectfully request that the Staff concur with our opinion that Old Monster's Registration Statements on Form S-8 relating to the Assumed Benefit Plans[6] should be deemed to be corresponding registration statements of New Monster as the successor issuer for the purpose of continuing the offerings described therein pursuant to Rule 414, and that New Monster may file post-effective amendments to such registration statements as contemplated by Rule 414(d). Our opinion is consistent with the previous determinations of the Staff with respect to Rule 414 in the context of transactions similar to the Reorganization. *See,*

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[6] As noted above, the Commission files numbers of the effective Registration Statements on Form S-8 related to the Assumed Benefit Plans are 333-174614, 333-170713 and 333-112482.

*Dollar Tree Stores, Inc, supra, Roper Industries, Inc., supra, and Equitable Resources Inc. (available April 25, 2007).*

Once again, for the reasons discussed previously, we do not believe that the fact that the Reorganization will be followed by the other Transactions should change the result in the present circumstances.

Section 4(a)(3) and Rule 174

Under Rule 174(b), dealers need not deliver a prospectus if the issuer is an Exchange Act reporting company. New Monster (following the Reorganization and prior to the consummation of the other Transactions) will have the same consolidated assets, liabilities, business and operations as Old Monster immediately before the consummation of the Reorganization and will be the successor to Old Monster. Old Monster has been a reporting company under the Exchange Act for many years and New Monster, as the successor to Old Monster, will assume Old Monster's reporting status after the consummation of the Reorganization. Moreover, since Old Monster will be the accounting acquirer in the Transactions, the historical financial results of New Monster will be those of Old Monster, which have continued to be available through Old Monster's Exchange Act reports. The Staff has previously taken the position that the successor in transactions similar to the Reorganization is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). *See e.g. Eaton Corporation, supra, Interactive Intelligence, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, and Horizon Pharma, supra.*

Accordingly we respectfully request that the Staff concur in our opinion that New Monster will be deemed an Exchange Act reporting company and that dealers of New Monster Common Shares will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

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Thank you for your attention to this matter. In view of Old Monster's intent to consummate the Reorganization and the other Transactions as promptly as possible, we respectfully request your response as soon as practicable. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter.

If you have any questions or require any additional information in connection with this request, please contact me at (212) 326-7874.

Sincerely,



John T. Owen

cc: Hilton Schlosberg, Monster Beverage Corporation
Paul Dechary, Monster Beverage Corporation